Origin Agritech Inaugurates Xinjiang Corn Seed Processing Center

BEIJING--(BUSINESS WIRE)--September 12, 2012--Origin Agritech Limited (NASDAQ: SEED) (“Origin” or the “Company”), a technology-focused supplier of hybrid and genetically modified crop seeds in China, today announced that Xinjiang Origin, a subsidiary of Origin Agritech, held an opening ceremony for its regional facility at Bole, Xinjiang on September 9, 2012.

Dr. Gengchen Han, Chairman and Chief Executive Officer and Dr. James Chen, Chief Financial Officer of Origin hosted the ribbon-cutting ceremony. Senior officials from the Ministry of Agriculture as well as the Fifth Agricultural Construction Division of Xinjiang Production and Construction Corps attended the event as honorary guests.

Established in June, 2011, Xinjiang Origin is a joint venture seed company between Origin and Xinjiang Jinbo Seed (“Jinbo”). Jinbo is a prominent local seed company affiliated with the Fifth Agricultural Construction Division of the Xinjiang Production and Construction Corps. Origin holds a 51% ownership stake of the RMB100 million registered capital investment and retains the exclusive joint venture partnership with Jinbo in Xinjiang.

With a total investment of RMB170 million, the state-of-the-art facility will mainly produce, process, package, and sell high-quality hybrid corn seeds to the domestic Chinese market. The joint venture will increase the Company’s total seed processing capacity and expand marketing channels to distribute Origin’s hybrid products to the northwest region in China. The Xinjiang Origin’s facility, along with the seed production land of the Fifth Agricultural Construction Division, deploys modern technologies and full mechanization throughout the entire production process from land preparation and seeding to product packaging. The processing facility employs advanced corn husker system, which is one of the largest corn huskers in the world. The production base uses modern drip irrigation systems and advanced farming equipment for corn seed production.

Dr. Gengchen Han, Chairman and CEO of Origin, commented, “Xinjiang Origin not only addresses the increasing demand for our superior hybrid seed products, but diversifies our cost structure and production base, and expands our sales channels into a new market. With our new management team, leaner corporate structure and the new facility, we are now poised for the next stage of growth.”

“We are excited to work with Jinbo. By integrating our local partner’s advantages in natural resources and operational experience with our robust research capability, quality management and services, Origin’s strategic vision to build a world-class modern seed processing center is in the making,” Dr. Han concluded.

About Origin

Founded in 1997 and headquartered in Zhong-Guan-Cun (ZGC) Life Science Park in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China's leading agricultural biotechnology company, specializing in crop seed breeding and genetic improvement, seed production, processing, distribution, and related technical services. Leading the development of Genetically Modified (GM) technology, Origin Agritech's phytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China's Ministry of Agriculture. Over the years, Origin has established a robust GM seed pipeline including products with glyphosate tolerance and pest resistance (Bt) traits. Staffed by approximately 800 employees, Origin operates production centers, processing centers and breeding stations nationwide with sales centers located in key crop-planting regions. Product lines are vertically integrated for corn, rice and canola seeds. For further information, please log on to the Company's website at: www.originseed.com.cn.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F to be filed. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

Investor Contact:

Origin Agritech Limited
Chief Financial Officer
Dr. James Chen
james.chen@originseed.com.cn

Shiwei Yin
Grayling
646.284.9474
shiwei.yin@grayling.com